BATTERYXCHANGE, INC.

a Delaware corporation

Convertible Promissory Notes

$716,000 Combined Regulation Crowdfunding Offering and Regulation D, Rule 506(c) Offering

October 2019

AN INVESTMENT IN THE SECURITIES INCLUDED IN THE OFFERINGS DESCRIBED HEREIN, INCLUDING A CROWDFUNDING INVESTMENT, INVOLVES RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN EITHER OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING IN WHICH YOU WILL PARTICIPATE, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY OTHER OFFERING MATERIALS PROVIDED TO INVESTORS.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERINGS, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER EXEMPTIONS FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

PROCEDURES

Securities to be offered to investors

The offering materials being accessed by you (the "Offering Materials") on the Company's profile page (located at https://localstake.com/businesses/batteryxchange) (the "Company Offering Profile") relate to the offer and sale of convertible promissory notes (collectively, the "Notes") in BatteryXchange Inc, a corporation organized in Delaware (the "Company"). The Company is seeking to raise between a minimum of $86,000 (the "Minimum Offering Amount") and a maximum of $716,000 (the "Maximum Offering Amount") from potential investors (each, an "Investor" and collectively, the "Investors") through the offer and sale of the Notes in two combined but separate offerings: (i) a Regulation Crowdfunding offering (the "Regulation Crowdfunding Offering") and (ii) a Regulation D, Rule 506(c) offering to accredited investors only (the "Accredited Investor Offering"). The Regulation Crowdfunding Offering and the Accredited Investor Offering are collectively referred to as the "Offerings." As the context requires, each of the Offerings may also be referred to as "an Offering" or "this Offering" with respect to the particular offering in which an investor participates.

Investors will not become stockholders of the Company unless and until the Note is converted to equity and will only have the certain rights and obligations as set forth in the Note, a copy of which is provided in the Offering Materials. For a detailed summary of the Offerings and the Notes, see the Term Sheet included in the Offering Materials.

Closing procedures for the Offerings

The Offerings shall be available to potential Investors until the final closing of the sale and purchase of the Notes (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Notes for the entire Maximum Offering Amount, (ii) September 30th, 2020, or (iii) the date the Company terminates the Offerings in its sole and absolute discretion (the "Termination Date").

The Notes are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offerings are contingent upon the Company's receipt of the Minimum Offering Amount, as well as the Company's receipt of a minimum of $25,000 in proceeds from the Regulation Crowdfunding Offering (the "Crowdfunding Minimum") prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company, as escrow agent (the "Escrow Agent"), until the Minimum Offering Amount and the Crowdfunding Minimum have been satisfied. Once the Minimum Offering Amount and the Crowdfunding Minimum have been received by the Escrow Agent in the Escrow Account (pursuant to the terms of an escrow agreement to be entered into between the Escrow Agent and the Placement Agent (as defined below)) and provided that (i) the Company has provided advance written notice to Investors of at least five (5) business days, (ii) the Regulation Crowdfunding Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, (iii) there has been no material change that would require an extension of the Regulation Crowdfunding Offering and reconfirmation of the investment commitment, and (iv) the Escrow Account continues to meet the Minimum Offering Amount and the Crowdfunding Minimum at the end of the five business day period after Investors have been notified of the closing, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent")) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses, in its sole discretion, to direct the Escrow Agent to release the additional Investor funds (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing.

If the Minimum Offering Amount and the Crowdfunding Minimum have not been received by the Company into the Escrow Account prior to the Termination Date, no Notes will be sold in the Offerings, and neither the Regulation Crowdfunding Offering nor the Accredited Investor Offering will be consummated. In such instance, all investment commitments will be cancelled and the Escrow Agent will initiate a return of any Investor funds deposited in the Escrow Account to such Investors within ten (10) business days. Investor funds will not earn interest while in escrow and no interest will be returned with Investor funds if the Offerings are not consummated. Any Notes subscribed for by control persons of the Company or the Placement Agent (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount and the Crowdfunding Minimum have been satisfied.

The Company's acceptance of investments and cancellations

The Company reserves the right to accept, through execution of a countersignature on the Subscription Documents, an Investor's subscription for Notes at any time prior to the Termination Date of the Offerings and may reject the Subscription Documents based upon the Company's review thereof for any reason or for no reason. Should the Company receive investment commitments for greater than the Maximum Offering Amount, the Company will determine, in its sole discretion, which subscriptions to accept up to the Maximum Offering Amount.

If the Investor has chosen to transfer their investment funds electronically, these funds will be transferred from their linked bank account as specified on the Company Offering Profile to the Escrow Account within forty-eight (48) hours after the Company's acceptance thereof. If the Investor has chosen another form of funds transfer, the Investor will receive a notice containing instructions for transferring funds to the Escrow Account. Investors may cancel their investment commitment in the Notes, using the methods made available on the Company Offering Profile, and have their investment funds returned (if applicable) for any reason prior to the Closing applicable to the Investor's investment. If an Investor has not canceled his, her or its investment commitment in the Notes prior to such deadline, the Investor's subscription for the Notes shall be irrevocable by the Investor, and will be documented through the receipt of an executed copy of the Notes, which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent.

Material changes to the Offerings

Should a material change be made by the Company to the Offering Materials, including, but not limited to a change to the Termination Date or the Maximum Offering Amount, the Company will provide to all Investors who have made investment commitments notice of the material change. If the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the Investor's investment commitment will be cancelled and the Investor will receive a notification verifying that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the Investor should expect to receive. The Escrow Agent will initiate a return of the Investor's funds deposited in the Escrow Account to such Investor within ten (10) business days.

Securities laws being utilized and investor qualifications

The Company is conducting the Offerings in reliance on the exemptions from registration under the federal Securities Act of 1933, as amended (the "Securities Act"). The Regulation Crowdfunding Offering is being made pursuant to the exemption set forth in Section 4(a)(6) of the Securities Act and in accordance with Section 4A of the Securities Act and Regulation Crowdfunding promulgated thereunder. The Accredited Investor Offering is being made pursuant to the exemption set forth in Section 4(a)(2) of the Securities Act and in accordance with Rule 506(c) of Regulation D promulgated thereunder. The Accredited Investor Offering will be made solely to persons who qualify as "accredited investors" as defined in Rule 501(a) of Regulation D ("Accredited Investors") and who provide sufficient evidence to verify that such persons are Accredited Investors.

Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Notes will be offered and sold in the Regulation Crowdfunding Offering only to persons whose investment in the Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the Investor's annual income or net worth if either the Investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the Investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the Investor's annual income and net worth are equal to or more than $107,000. Investors who meet the foregoing requirements in the Regulation Crowdfunding Offering, together with Accredited Investors in the Accredited Investor Offering, are collectively referred to as "Qualified Investors."

The Notes will be offered and sold in the Accredited Investor Offering only to Accredited Investors who provide sufficient evidence to verify that such Investors qualify as "accredited investors" pursuant to Rule 506(c) of Regulation D.

The minimum investment that will be accepted by the Company from a Qualified Investor in both the Regulation Crowdfunding Offering and the Accredited Investor Offering is $250.

Use of proceeds in the Offering

The Company intends to use the net proceeds of the Offerings for startup development, building inventory marketing and sales, hiring, location buildout, and paying professional fees and the Placement Agent fees associated with the Offerings, as explained in further detail on the Funding tab of the Company Offering Profile.

Subscribing for an investment and transferring funds

Investors interested in subscribing for the Notes will be required to complete and return to the Company the Note, Subscription Agreement, and the Qualified Investor Questionnaire (collectively, the "Subscription Documents"). Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Fees for placement agent services

As compensation for Localstake Marketplace LLC's services in connection with the Offerings, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offerings.

For Minimum Offering Amount
- Gross Proceeds: $86,000
- Estimated Placement Fee: $4,300
- Net Proceeds: $81,700

For Maximum Offering Amount
- Gross Proceeds: $716,000
- Estimated Placement Fee: $35,800
- Net Proceeds: $680,200

(1) Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the Notes in the Offerings. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offerings.

DISCLOSURES

An investment in the Notes is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offerings, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the Notes should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Notes is appropriate.

The Notes have not been registered under the Securities Act

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on exemptions from registration in (i) Section 4(a)(6) of the Securities Act and in accordance with Section 4A of the Securities Act and Regulation Crowdfunding promulgated thereunder with respect to the Regulation Crowdfunding Offering, and (ii) Section 4(a)(2) of the Securities Act and in accordance with Rule 506(c) of Regulation D promulgated thereunder with respect to the Accredited Investor Offering. The investment contemplated by the Notes has not been recommended, approved, or disapproved by the SEC, or any state securities commission, or other regulatory authority, nor have any of these authorities passed upon or endorsed the merits of the Offerings or the accuracy, completeness, or adequacy of the Offering Materials. Any representation to the contrary is a criminal offense.

Investors will be subject to certain suitability requirements

The Notes will not be sold to an Investor until such Investor delivers an executed representation, as contained in the Qualified Investor Questionnaire and Subscription Agreement, that he, she or it is a Qualified Investor and meets certain standards. Persons who are not Qualified Investors are not permitted to invest. The fact that a person is a Qualified Investor represents the minimum suitability requirement for an Investor, and compliance with such standards does not necessarily indicate that this would be a suitable investment for such person.

There is no market for the Notes and no such market is expected to develop

The Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Notes except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these laws, or if the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required.

Specific to the Investors participating in the Regulation Crowdfunding Offering, the Notes may not be transferred or resold during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors may be required to bear the financial risks of the investment in the Company for an indefinite period of time. Persons who desire liquidity from this investment should not invest.

The Company will have the right to refuse any subscription in its sole discretion

The Company will have the right to refuse any subscription in its sole discretion and for any reason (or no reason), including the Company's belief that an Investor does not meet the applicable suitability requirements or that exemptions from the registration requirements of any applicable jurisdiction are not available with respect to the issuance of the Notes to any Investor under the Offerings. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate with regard to the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to certain Investors in order to comply with any applicable state or local laws, rules, regulations or otherwise.

The information presented in the Offering Materials was prepared by the Company and contains "forward-looking" statements

The Offering Materials (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward-looking statements, estimates, and projections with respect to the Company's anticipated future performance. Examples of forward-looking statements include statements regarding the Company's future sales, purchase orders, financial results, operating results, acquisitions, business and monetization strategies, projected costs, revenues, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward-looking statements, estimates, and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the Company may have no influence or control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis of the forecasts. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in the Offering Materials or elsewhere by the Company (or on its behalf). The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with growing a startup business. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. The Placement Agent expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained in the Offering Materials.

Only the Offering Materials may be relied upon in connection with the Offerings

Only the information expressly set forth in the Offering Materials or contained in documents furnished by the Company upon request may be relied upon in connection with the Offerings. No person has been authorized to give any information or to make any representations other than those contained in the Offering Materials and, if given or made, such information or representations must not be relied upon. Access to the Offering Materials at this time does not imply that information therein is correct as of any time subsequent to this date.

The Offering Materials do not purport to be all-inclusive

The Offering Materials provided to Investors do not purport to be all-inclusive or contain all of the information that you may desire in investigating the Company. You must rely on your own examination of the Company and the terms of the Offerings, including the merits and risks involved in making an investment in the Notes. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all of the Offering Materials provided and the other information that you acquire. You should not construe any statements made in the Offering Materials provided as investment, tax or legal advice.

The Company reserves the right to reject some or all of any prospective investment

The offer of the Notes by the Company is subject to prior sale and certain other conditions. The Company reserves the right, in the Company's sole discretion and for any reason (or no reason), to withdraw, cancel, or modify the Offering and to accept or reject some or all of any prospective investment. The Company will have no liability to any Investor in the event that the Company takes any of these actions or inactions.

The terms, conditions and restrictions of the Notes are fully set forth in the Note

The terms, conditions and restrictions of the Notes are fully set forth in the Note, which you will be required to execute if you decide to invest, the form of which has been provided to you in the Offering Materials section for these Offerings on the Company Offering Profile. You should not invest unless you have completely and thoroughly reviewed the provisions of the Note. In the event that any of the terms, conditions, or other provisions of the Note are inconsistent with or contrary to the information provided in the Offering Materials, that agreement will control. Any additional information or representations given or made by the Company in connection with the Offering, whether oral or written, are qualified in their entirety by the information set forth in the Offering Materials, including, but not limited to, the risks of investment.

No solicitation in any state or other jurisdiction in which such solicitation is not authorized

The Offering Materials do not constitute an offer to sell, or a solicitation of an offer to buy, any security in any state or other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, the Offering Materials speak as of the date the Offerings were initiated. Neither access to the Offering Materials nor any sale of the Notes shall, under any circumstances, create an implication that there has been no change in the Company's affairs from the date the Offerings were initiated.

Each investment is subject to the terms and conditions of the Investor Registration Agreement

Each Investor's subscription for and purchase of the Notes is governed by, and subject to, the terms and conditions of the Investor Registration Agreement entered into between the Placement Agent and such Investor, including, without limitation, the investment limits established by the Placement Agent for such Investor, the Placement Agent's rights to terminate the Offerings or any Investor's registration with the Placement Agent.

The Company will be available to you to answer questions and furnish additional information

The Company will make available to you, upon request, copies of material agreements and other documents relating to the Company and will afford you the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company will also provide you an opportunity to meet with representatives of the Company to obtain other additional information.

No operating history

The Company was founded in February 2019, is an early stage company with no operating history upon which to evaluate its business and has generated no revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by startup companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors;
- actual capital expenditures required to bring the Company's products and services to market;
- market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced;
- the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations;
- change in federal or state laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate additional highly-specialized personnel to fulfill various roles within the Company. Competition for such personnel is intense and there can be no assurance that the Company can attract, assimilate or retain sufficiently qualified personnel. The failure to attract and retain the necessary personnel could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of the Offerings will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts and Offerings. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations.

Competition from other businesses

The Company will compete in a competitive market with several established portable mobile phone charging providers. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with the Company's customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Existing and potential litigation

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Need to develop new products and services

The success of the Company is dependent upon the Company's ability to develop and introduce in a timely manner new products and services that incorporate technological advances, keep pace with evolving industry standards, and respond to changing customer requirements. If the Company is unable to develop and introduce new products and services or enhancements in a timely manner in response to changing market conditions or customer requirements, the Company's business, financial condition and results of operations would be materially adversely affected.

Control of the Company

The officers and/or directors comprising the Company's management team will have sole management authority over the business of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will not become stockholders of the Company and shall have no voting, dividend, minority ownership rights, or other rights or status as a stockholder of the Company as a result of his, her or its investment. Investors will have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company's business model is dependent on proprietary technology. As such, licensing, developing and protecting the proprietary nature of this technology is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. Competitors may infringe upon any patents or trademarks that the Company takes out on its proprietary technology. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. If the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Need to establish and maintain customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its planned products and services will satisfy customer demands or if they will be supplanted by new products and services. To date, the Company has developed very few customer relationships with trials, pilots and demos. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Reliance on third parties for product inputs

The Company will rely on various third parties to provide its product inputs, including an exclusive arrangement with a manufacturer in the People's Republic of China. Since the Company's products are imported from the People's Republic of China, restrictions could be imposed by the U.S. government or international governments that could restrict key parts imports. This could drive the cost of goods up and increase expenses. In addition, these third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company exercises limited control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

No audited financial statements

While the Company has had its financial information reviewed by an independent certified public accountant, this information has not been audited by the accountant. There is no assurance that the Company will have such information audited in the future.

The Company may not obtain sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Failure to maintain lease agreement

At the time of the Offerings, the Company is in the process of negotiating a lease agreement for its operating location. The Company believes it will enter into a lease agreement under market terms and will be able to comply with the terms of the lease including making monthly rent payments. Should the Company fail to comply with the terms of the lease, it will need to renegotiate more favorable terms with the owner of the building. If the Company is unable to comply with the terms of the lease, renegotiate more favorable terms or renew the lease upon expiration, the Company will need to find a suitable replacement location with a reasonable lease cost. Failure to find a suitable replacement location in this situation may have an adverse material affect on the Company's operational and financial performance.

SECURITIES RISKS

No market; Lack of liquidity

There currently is no public or other trading market for the Notes being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Notes being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Notes being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Notes for an indefinite period.

Restrictions on transferability

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemptions from registration in (i) Section 4(a)(6) of the Securities Act and in accordance with Section 4A of the Securities Act and Regulation Crowdfunding promulgated thereunder with respect to the Regulation Crowdfunding Offering, and (ii) Section 4(a)(2) of the Securities Act and in accordance with Rule 506(c) of Regulation D promulgated thereunder with respect to the Accredited Investor Offering. As a result, the Notes are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these laws, or if the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required.

Specific to the Investors participating in the Regulation Crowdfunding Offering, the Notes may not be transferred or resold by any Investor in the Notes during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Notes being offered and the Company does not expect that any market will develop in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the Notes and the interest and principal payments thereunder, unless converted to equity. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Investors will not become stockholders of the Company, unless the Notes are converted to equity in the future

Investors will not become stockholders of the Company and shall have no rights to share in the Company's net assets (other than pursuant to their Notes), cash flow, or net income, and shall have no voting or dividend rights, as a result of his, her or its investment, unless the Notes are converted to equity in the future.

The obligations of the Company under the Notes will be unsecured obligations

The Company's obligations under the Notes will be unsecured obligations. Therefore, upon the occurrence of an event of default under the Notes, an Investor will have no recourse against the assets of the Company and rights that the Investor may have under the Notes will be subordinate and inferior to the Company's other creditors at such time, if any.

Disputes may be resolved only through mandatory binding arbitration

The Notes provide that any claims or disputes between the Investor and the Company and its affiliates and agents (including the Placement Agent) must be resolved by confidential mandatory binding arbitration before a private dispute resolution service and forum provider. Investors will not have a right to litigate claims through a trial, and will be required to knowingly and voluntarily waive their rights to litigate any claims in a court.

Investors are required to indemnify and reimburse the Administrative Agent; There will be little or no recourse against the Administrative Agent.

As a condition of agreeing to the terms of the Notes, the Investor has agreed to indemnify and reimburse the Administrative Agent, ratably from and against any and all actual liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Administrative Agent in the ordinary course of its or its agents' fulfillment of administrative agent services), which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of the Notes or any action taken or omitted under the Notes, provided that the Investor shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct.

Investors are reliant on the Administrative Agent for servicing and collections

The Investors will not be able to pursue collection against the Company themselves. If the Administrative Agent were to become subject to a bankruptcy or similar proceeding or were to otherwise become unable to perform its duties under the Notes, enforcement of Investors' rights could be uncertain, recovery of funds due on the Notes may be substantially delayed, and any funds recovered may be substantially less than the amounts due or to become due on the Notes. There is no provision in the Notes for a party to replace the Administrative Agent.

The Notes may never convert to equity

The Company may never receive a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Notes nor a liquidity event occurs, the Company may be required to pay off the debt obligation under the Notes. If the Company is unable to pay off that obligation at the maturity of the Notes, the Company could be placed in default and Investors may not receive a return on their investment.

Equity securities acquired upon conversion of Notes may be significantly diluted as a consequence of subsequent financings

Any equity securities issued by the Company will be subject to dilution. The Company intends to issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from conversion of the Notes will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of the Offerings. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors.

The terms of the Notes may be amended without the consent of the Investor

Any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and the Investor. In addition, any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and Investors holding at least fifty percent (50%) of the outstanding principal amount of all Notes issued. Such an amendment would be effective to, and binding against all Investors in the Notes. As such, the Investor should be aware that it is possible for the Notes to be amended without their consent.

TAXES

No analysis has been done of potential federal, state or local tax consequences

Investors should consider potential federal, state and local tax consequences of an investment in the Notes and they are urged to consult their own tax advisor to determine the federal, state and local income tax consequences of acquiring, owning, and disposing of, the Notes. Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to Investors for state and local income tax purposes. The Offering Materials make no attempt to summarize the federal, state and local tax consequences to potential investors.

RELATED PARTIES

Related party participation in the Offerings

Any securities subscribed for by officers, directors, or affiliates of the Company (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount or the Crowdfunding Minimum has been raised in the Offerings. At the commencement of the Offerings, it is not expected that the officers or directors of the Company will participate in either Offering.

OFFICERS AND DIRECTORS OF THE COMPANY

Principal/Director Name: Desmond Wiggan

Dates of Service: 8/2018 - Present
Title: CEO
Responsibilities: Strategy and business development
Other Experience
Employer: SIAS Group (China)
Dates of Service: 8/2017 - 8/2018
Employer's Principal Business: Technology consulting
Title: Cross-Border Technology Consultant
Responsibilities: Foster international relationships between American/European/Chinese companies

Principal/Director Name: Aubrey Yeboah

Dates of Service: 8/2018 - Present
        Title: CMO
        Responsibilities: Brand development
Other Experience
        Employer: SIAS International University
            Dates of Service: 9/2017 - 5/2019
            Employer's Principal Business: Educational institution
            Title: Graduate Teaching Assistant
            Responsibilities: Taught business policy and marketing management
        Employer: Bread for the City
            Dates of Service: 11/2015 -9/2017
            Employer's Principal Business: Non-profit
            Title: Representative Payee Program Coordinator
            Responsibilities: Coordinated mental health program services

<u>CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS</u>

Capitalization of the Company

The Company has authorized the issuance of two classes of shares: 1) voting Common Stock (5,698,324 shares outstanding) and 2) voting Series A1 Preferred Stock (237,430 shares outstanding). The ownership of the officers of the Company is summarized below.

Desmond Wiggan Jr., CEO
        Shares: 2,805,000 shares of voting Common Stock
        Ownership Percentage: 47.26%
        Voting Ownership: 47.26%

Aubrey Yeboah, CMO
        Shares: 2,295,000 shares of voting Common Stock
        Ownership Percentage: 38.66%
        Voting Ownership: 38.66%

Related party transactions

The officers of the Company made a $5,000 equity capital contribution upon the founding of the Company in February 2019.

Previous securities offerings of the Company

The Company previously raised outside capital through a Series A1 Preferred Equity offering, closing on $40,000 in October of 2019.

Indebtedness of the Company

The Company carries the following debt vehicles.

$7,400 Traditional loans from Outside investors
Dates Financed: March-October 2019
Present Balance as of October 2019: $7,400
Interest Rate: 0-6%
Maturity: February-September 2020
Payment at Maturity: $7,730

ONGOING REPORTING

In addition to the Information Rights provided to investors under the Notes, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: https://www.batteryxchange.co/investor_reports

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the Company or another party repurchases all of the Notes issued in this Offering, including payment in full of the Notes; or
5. the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the company offering profile at https://localstake.com/businesses/batteryxchange. All communications or inquiries relating to these materials or to a possible investment in the Company should be made through Localstake or the Company at its principal office listed below.

Localstake Marketplace LLC
9465 Counselors Row, Suite 200
Indianapolis, IN 46240
Telephone: 317-805-4743
CRD# 162726
SEC# 8-69063
support@localstake.com
www.localstake.com

BATTERYXCHANGE, INC.
Attn: Desmond A Wiggan Jr.
17045 Greenlawn Hills Ct
Charlotte, NC, 28213
batteryxchangetech@gmail.com
(704)-777-7642